EXHIBIT 10.1
April 26, 2024

Joseph A. Ruzynski
[Address]*
[Email address]*

Dear Joe:

Franklin Electric Co., Inc. (the “Company”) is pleased to offer you the position of Chief Executive Officer, reporting directly to the Company’s Board of Directors. In addition, you will also be appointed as a member of the Company’s Board of Directors upon your start date. Your employment will be based in the Company’s Fort Wayne, Indiana Headquarters, with duties and responsibilities customarily attendant to the Chief Executive Officer position, as assigned and directed by the Company’s Board of Directors.

Your annual salary will be $900,000, paid bi-weekly. In addition to your annual salary, you will be eligible for participation in the Franklin Electric Manager Bonus Plan with a target level of one hundred percent (100%), for the fiscal year 2024, payable in March 2025. This bonus will be based on your paid salary for the 2024 fiscal year, and the metrics will be consistent with those that our Board of Directors had approved for your predecessor’s bonus calculation (50% based on earnings per share achievement, 50% based on reduction of working capital as a ratio of sales). Franklin Electric will also offer a signing bonus of $250,000, payable with your first paycheck. This signing bonus would need to be repaid in the event you leave Franklin Electric within 12 months of your starting date.

Upon your starting date you will be granted a special award of restricted FELE equity instruments with an award value of $5,250,000,1 consisting of fifty percent (50%) performance stock units, twenty five percent (25%) restricted stock awards and twenty five percent (25%) stock options. For a description of these equity instruments, please see the Company’s 2024 Proxy Statement, as filed with the Securities and Exchange Commission. These awards will be subject to the terms and conditions of their respective grant agreements, copies of which have been provided to you. The performance stock units will vest, subject to the performance conditions contained in the grant agreement, on December 31, 2026, consistent with the 2024 awards issued to other executive officers of the Company. Starting in 2025, you will be eligible to participate in the annual grant cycle of the Franklin LTI (Long Term Incentive) Equity Plan (such grants to be made in February/March 2025), subject to annual approval of the FELE Equity Plan participation recommendations by the Management, Organization and Compensation Committee of the Company’s Board of Directors. You should be aware that the Company requires the Chief Executive Officer to maintain direct ownership of Company stock equal to six times the applicable base salary amount within five years of the start date. Until you attain the requisite stock ownership, you must retain fifty percent (50%) of all shares acquired under the Company’s compensation plans. In addition to shares held outright, this policy credits the officer with ownership of certain equity awards that are not yet vested and/or exercised. In addition, equity awards (as well as certain other incentive-based compensation) are subject to certain clawback policies. Copies of these policies will be provided to you.

Franklin Electric will provide executive level relocation support to assist with your move to Fort Wayne, IN. These services will be coordinated through our relocation vendor, Promisor. A summary of those benefits is enclosed. In addition, the Company will reimburse you for up to $50,000 of relocation expenses actually incurred by you above and beyond the coverage of the relocation policy, subject to the Company’s receipt of reasonable documentation. The Chief Executive Officer position is highly visible both internally and externally, and as such, it is essential that you relocate to the Fort Wayne, IN area as soon as practicable. By accepting this offer, you agree that you will move your permanent residence to Fort Wayne by August 30, 2025.

As an employee of the Company, you will be eligible to participate in insurance, savings, and other benefit programs as eligibility permits. This participation includes the receipt of a Medicare tax reimbursement relating to the annual Company contributions in the Company’s Supplemental Retirement Plan. Insurance becomes effective the day you become an employee. You will be able to rollover an existing 401K savings plan into the Franklin Electric 401K program if you wish to do so. You will be offered paid vacation per the FE Officer vacation plan which is a flexible paid time off benefit. You will be eligible to participate in an annual executive physical so long as such program is authorized by the Company’s Board of Directors.

1 The sum of (1) $4,000,000 representing the “Buy Out Grant” and (2) pro rata portion of $2,500,000 “Annual Grant” based on start date. Assuming a July 1 start date, this would be equal to $5,250,000.

*Personal information redacted

In addition to the benefits described above, you will have the option to use the Company’s corporate aircraft from time to time for non-business purposes, subject to a maximum of 30 flight hours during the period from [July 1, 2024 through June 30, 2025]2. This use of the aircraft is subject to its being available and operational in the ordinary course. The amount of income attributed to you for the use of the aircraft for non-business purposes will be determined by the Standard Industry Fare Level method, and you will be responsible for paying the tax on this income. Continued non-business use of the Company’s corporate aircraft after this period will be subject to the discretion of the Company’s Board of Directors.

Also, should you elect to join Franklin Electric, you will be eligible for coverage under the Franklin Electric Co., Inc. Executive Severance Policy and an Employment Security Agreement which address certain severance benefits, including pursuant to a corporate change in control contingency. A copy of the policy and agreement are enclosed.

All employees at Franklin Electric are required to sign a confidentiality agreement and a Non-Compete Agreement. I have enclosed copies of each for your review. This offer is also contingent upon successful completion of a drug test and background check.

Please contact me if you have any additional questions concerning the position or this offer letter.

I am looking forward to having you lead our World Class Team at Franklin Electric and await your affirmative response.

Your anticipated start date is July 1, 2024; however, this offer is valid until close of business May 17, 2024.

Please sign below and return a copy of this letter to confirm your acceptance.

Best Regards,

/s/ Jennifer L. Sherman
Jennifer L. Sherman
Lead Independent Director
Franklin Electric Co., Inc.

Accepted:	/s/ Joseph A. Ruzynski	Date:	05/01/2024
Joseph A. Ruzynski
2 Assuming July 1, 2024 start date.